

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

Re: Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File No. 001-33628

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Development of Proved Undeveloped Reserves, page 9

1. We note you converted your proved undeveloped reserves ("PUDs") to proved developed reserves at a rate of approximately 4.3% and 2.6% in the fiscal years ended June 30, 2012 and 2011, respectively. Considering your recent PUD conversion rates, please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from the date of initial booking. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X.

Oil and Gas Production and Prices, page 11

2. Please tell us how you considered providing production and average sales price information for natural gas liquids for each of the last three fiscal years. Refer to Items 1204(a) and 1204(b)(1) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

3. We note a reconciliation of income tax expense computed at the statutory rate to income tax expense reported is presented on page 95 of your filing. Please tell us about the adjustment captioned "revaluation of tax attributes" for the fiscal years ended June 30, 2012 and 2011. Refer to FASB ASC 740-10-50-12.

Note 22 – Supplementary Oil and Gas Information, page 101

Estimated Net Quantities of Oil and Natural Gas Reserves, page 102

4. We note that you have provided disclosure regarding net quantities of your proved oil and gas reserves pursuant to FASB ASC 932-235-50. We also note that you define oil reserves as including crude oil, condensate, and natural gas liquids. Please tell us how you considered the guidance per FASB ASC 932-235-50-4 requiring the separate disclosure of information for significant quantities of natural gas liquids. In this regard, we note that the report prepared by your third-party reservoir engineers separately presents reserve quantity information for natural gas liquids.

5. It does not appear that the proved reserve information presented as part of this footnote is accompanied by explanatory disclosure regarding significant changes that occurred during the periods for which this information is presented. We note the disclosure on page 103 of your filing appears to primarily address your proved undeveloped reserves. Please tell us how you considered providing additional explanatory information pursuant to FASB ASC 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief